UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Vanda Pharmaceuticals Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

921659108

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Versant Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,100,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,100,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Herriot Tabuteau

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power (See Item 4 below)

	6.	Shared Voting Power (See Item 4 below)

	7.	Sole Dispositive Power (See Item 4 below)

	8.	Shared Dispositive Power (See Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person (See Item 4 below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer:

Vanda Pharmaceuticals Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

9605 Medical Center Drive
Suite 300
Rockville, MD 20850

Item 2.	(a)	Name of Person Filing:

Versant Capital Management LLC
Herriot Tabuteau

	(b)	Address of Principal Business Office or, if None, Residence:

Versant Capital Management LLC
45 Rockefeller Plaza
Suite 2074
New York, New York 10111

Herriot Tabuteau
c/o Versant Capital Management LLC
45 Rockefeller Plaza
Suite 2074
New York, New York 10111

	(c)	Citizenship:

See Item 4 of cover pages

	(d)	Title of Class of Securities:

Common Stock, $.001 par value per share (the “Common Stock”).

	(e)	CUSIP Number:

921659108

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a) (6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a) (19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);

	(f)	☐	An Employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);

	(h)	☐	A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13-d-1(b) (1) (ii) (J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

Versant Capital Management LLC owns an aggregate of 2,100,000 shares of outstanding Common Stock. Herriot Tabuteau is the managing member of Versant Capital Management LLC and so may be deemed to beneficially own such shares of Common Stock. Mr. Tabuteau disclaims such beneficial ownership.

	(b)	Percent of Class:

9.5%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

See Item 5 of cover pages

		(ii)	shared power to vote or to direct the vote:

See Item 6 of cover pages

		(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of cover pages

		(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of cover pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2007

VERSANT CAPITAL MANAGEMENT LLC

By:	/s/ Herriot Tabuteau
Name: Herriot Tabuteau
Title: Managing Member

/s/ Herriot Tabuteau
Herriot Tabuteau